

24-10160

B/C/9

HAND & HAND

A PROFESSIONAL CORPORATION
24351 PASTO ROAD, SUITE B
DANA POINT, CALIFORNIA 92629
TELEPHONE (949) 489-2400
FACSIMILE (949) 489-0034
E-MAIL: jehu@jehu.com

November 21, 2006

VIA FEDERAL EXPRESS

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
NOV 27 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Re: ***Form 1-A Offering Statement***
QualSec
Common Stock Offering

Dear Sirs:

We hereby file one manually signed and six photocopies of the manually signed copy of the above Form 1-A, all with exhibits. We understand that Rule 252 does not mention any filing fee

So that we may know that you received the enclosed, please date stamp the enclosed copy of this letter and return it to us in the self addressed, stamped envelope provided.

Very truly yours,

Jehu Hand

JH:kp
enc.

SEC MAIL PROCESSING
RECEIVED
NOV 22 2006
WASH, D.C. 210 SECTION